Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox. Xerox will mail the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our 2008 Annual Report on Form 10-K and ACS’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

October 22, 2009

#10

To Xerox People:

Thank you! Despite continuing challenges in economies around the world, you turned in another quarter of hard-earned results that include the following:

•	Earnings per share of 14 cents—better than our expectations.

•	Operating cash flow of $610 million—enabling us to end the quarter with a cash balance of $1.2 billion.

•	Gross margin of 39.8 percent—up more than a half-point from last year.

•	Continuing declines in selling, general and administrative (SAG) costs—down $131 million.

•	Debt reduction of $938 million through three quarters—putting us on a path to reduce debt by more than $1 billion for the year.

These results are really quite outstanding, given the economic headwinds we are continuing to face. You have proven once again that you are making the difficult choices and taking the tough actions to offset lower revenue.

As I am telling investors today, our third-quarter performance reflects your disciplined approach to managing cash and reducing costs. As a result, we exceeded our expectations for earnings and cash. We’re benefiting from operational improvements that are helping to mitigate the economic challenges. In other words, you are doing whatever it takes to deliver solid results in a brutal economy. So before you read further, please accept my gratitude for a job well done.

Revenue Pressure Continues

That said, it will come as no surprise to any of you that our revenue challenges persist. Total revenue in the third quarter was $3.7 billion—down 16 percent from the third quarter a year ago, including a 2 point negative impact from currency. Post-sale and financing revenue was down 11 percent or 9 percent in constant currency. Equipment sale revenue declined 29 percent—that’s 28 percent in constant currency. The recession continues to impact us in three ways:

•	The slowdown in business activity translates into lower demand for supplies.

•	Our customers are deferring investments in technology until they see sustained improvement in the economy.

•	In some developing markets, access to credit is still a challenge and, therefore, an impediment to acquiring new technology.

Even with these challenges, there is still opportunity in the market. If you check out the WebBoard, you will see some great examples of recent customer wins. These and other deals—many of them competitive knock-outs—prove two points. First, we have a compelling value proposition. And second, there is still plenty of opportunity in the marketplace. Our job is to compete aggressively for every bit of it every day.

Every time a customer signs a contract with us, it’s a vote of confidence and a tribute to the people of Xerox—all of you who create our technology, manufacture our products, design our software and services, distribute it to our customers, service it in their offices and provide the infrastructure and support to keep our company humming. Thanks to you all.

ACS Deal On Track

You are probably wondering how we are doing on closing the deal for the acquisition of Affiliated Computer Services (ACS). The short answer is that we are right on track, but nothing in life is done until it’s done.

A lot of your colleagues are working hard to dot the “Is” and cross the “Ts”. We expect to close the deal in the first quarter of 2010. When we do, we will have dramatically accelerated our presence in the document services and business process outsourcing markets; greatly expanded the value we can offer to our customers and shareholders; and made Xerox a larger and stronger company.

In fact, we will become a $22 billion company. We will triple our revenue from services—from $3.5 billion in 2008 to an estimated $10 billion in 2010. And we expect to achieve significant cost synergies. The synergies are based on things like expense reductions related to public company costs; procurement; leveraging ACS’s expertise in back-office operations to handle some of Xerox’s internal functions; and identifying and migrating best-practices between ACS and Xerox over time.

Those in the best position to evaluate our plans to acquire ACS are enthusiastically supporting the acquisition:

•

Info Trends says that “Xerox will now have a critical mass of services, accounts and sales to be a major player in the lucrative BPO market. The company has also fundamentally repositioned itself in the office document technology and services industry.”

•

IDC says that “this is another bold and visionary move by Xerox that holds much promise for the expanded company and its combined customers. Xerox’s much larger size brings great resources for leverage in back-office management, global expansion and R&D.”

•

And Gartner Research says that “ACS will bring savvy BPO marketing, packaging, pricing, deal pursuit and execution to the table, while Xerox’s brand and global client reach should bring strength in the Asia/Pacific region and Europe where ACS has not established inroads.”

These and other rave reviews from industry experts are confirming what we already know. The acquisition is a natural outgrowth of our long-standing strategy to become a services-led technology company. Completing the acquisition will make us not only bigger, but better. The fact that we can so confidently make this move is a testament to all your hard work. As with all good things in our company, you make them possible and deserve the credit.

2009 Home Stretch

I need all of you to do three things in the remaining two months of 2009:

•	Deliver value to our customers. They need us now more than ever—and we are uniquely positioned to help them.

•	Continue your relentless and admirable focus on cost. Save every penny you can.

•

Focus on revenue. In addition to all the things you have been doing so well, revenue growth must be a measure of our success going forward. We need a full court press on this and you will be hearing more about it.

If we all pull together, I have no doubt that we can end the year on a positive note. We’re delivering solid bottom-line results despite continued revenue challenges. I’m so confident that we will continue on that course that we have raised fourth quarter expectations to 20 to 22 cents per share. That would give us full-year earnings in the range of 55 to 57 cents per share, excluding fourth quarter costs related to the ACS transaction. And that would be something to be truly proud of in this economy.

So let’s go after it with the intensity and focus that are among our greatest strengths. On January 1, 2010, we should all be able to look back and say we gave 2009 our very best shot and that we are proud of the results.

As always, we have a lot to talk about. Along with other members of the leadership team, I will be hosting a Webcast on Thursday, November 19th, at 11:00 a.m. EST. In the meantime, please mark your calendars, jot down your questions and plan to join us. And please accept my thanks and appreciation for all you do for Xerox every day.

Sincerely,

Ursula M. Burns

Chief Executive Officer

Xerox Corporation and Affiliated Computer Services, Inc. urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox Corporation and Affiliated Computer Services, Inc., without charge, at the Securities and Exchange Commission’s (SEC) Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox Corporation’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from Affiliated Computer Services, Inc.’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”. Information regarding participants or persons who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction is contained in Xerox Corporation’s proxy statement for its most recent annual meeting and Affiliated Computer Services, Inc.’s proxy statement for its most recent annual meeting, both as filed with the SEC. This material contains forward-looking statements which involve a number of significant risks and uncertainties.